SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 9, 2009

ADAMS RESOURCES & ENERGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-7908	74-1753147
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

4400 Post Oak Pkwy, Suite 2700, Houston, Texas		77027
(Address of principal executive offices)		(Zip code)

(713) 881-3600
(Registrant’s telephone number, including area code)

Item 8.01.	Other Events.

Adams Resources announced that during the third quarter of 2009 it participated in the drilling of three successful wells in the Haynesville Shale Play of Nacogdoches County, Texas.  These wells, the Hill #1, The Pop Pop Gas Unit #1 and the Hassell Gas Unit #1, each began initial production rates from 12,000 to  in excess of 15,000 mcf per day of natural gas with flowing tubing pressures in excess of 7200 psi.  The Company has a 5% working interest in these wells.  Based on the favorable results to date and a fourth well drilled earlier this year, the Company participated in a recent leasehold acquisition to expand its acreage position in the area.  Presently, the Company holds a 5% working interest in approximately 43,000 acres, which includes the area of the four productive wells.  A 2% working interest is held in approximately 24,000 additional acres.  Further drilling activity is anticipated on this Haynesville opportunity with two rigs scheduled for December 2009 and additional rigs anticipated for 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                            ADAMS RESOURCES & ENERGY, INC.

Date:  November 9, 2009                                                                                         By: /s/ Richard B. Abshire
                          Richard B. Abshire
                          Chief Financial Officer

The following designated exhibits are incorporated by reference as filed with this report, as indicated.

                                                                               EXHIBIT INDEX

Exhibit No.	Description

99.1	Copy of Adams Resources & Energy, Inc. press release dated November 9, 2009 entitled “Adams Resources Announces Haynesville Shale Activity”

Exhibit 99.1

FOR IMMEDIATE RELEASE
Rick Abshire (713) 881- 3609

ADAMS RESOURCES ANNOUNCES HAYNESVILLE SHALE ACTIVITY

Houston (November 9, 2009)--Adams Resources & Energy, Inc. (NYSE Amex-AE) announced that during the third quarter of 2009 it participated in the drilling of three successful wells in the Haynesville Shale Play of Nacogdoches County, Texas.  These wells, the Hill #1, the Pop Pop Gas Unit #1 and the Hassell Gas Unit #1 each began initial production rates from 12,000 to in excess of 15,000 mcf per day of natural gas with flowing tubing pressures in excess of 7200 psi.  The Company has a 5% working interest in these wells.  Based on the favorable results to date and a fourth well drilled earlier this year, the Company participated in a recent leasehold acquisition to expand its acreage position in the area.  Presently, the Company holds a 5% working interest in approximately 43,000 acres, which includes the area of the four productive wells. A 2% working interest is held in approximately 24,000 additional acres.  Further drilling activity is anticipated on this Haynesville opportunity with two rigs scheduled for December 2009 and additional rigs anticipated for 2010.

………………………………………….

The information in this release includes certain forward-looking statements that are based on assumptions that in the future may prove not to have been accurate. A number of factors could cause actual results or events to differ materially from those anticipated.  Such factors include, among others, (a) continued drilling of successful wells in the acreage discussed herein, (b) general economic conditions, (c) fluctuations in hydrocarbon prices and margins, (d) variations between commodity contract volumes and actual delivery volumes, (e) unanticipated environmental liabilities or regulatory changes, (f) counterparty credit default, (g) inability to obtain bank and/or trade credit support, (h) availability and cost of insurance, (i) changes in tax laws, and (j) the availability of capital, (k) changes in regulations, (l) results of current items of litigation, (m) uninsured items of litigation or losses, (n) uncertainty in reserve estimates and cash flows, (o) ability to replace oil and gas reserves, (p) security issues related to drivers and terminal facilities, (q) commodity price volatility, (r) demand for chemical based trucking operations, (s) successful completion of drilling activity, (t) financial soundness of customers and suppliers and (u) adverse world economic conditions.  These and other risks are described in the Company’s reports that are on file with the Securities and Exchange Commission.